September 8, 2025

Aaron Day
Chief Executive Officer
AMAZE HOLDINGS, INC.
2901 West Coast Highway, Suite 200
Newport Beach, CA 92663

       Re: AMAZE HOLDINGS, INC.
           Registration Statement on Form S-3
           Filed August 27, 2025
           File No. 333-289876
Dear Aaron Day:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
General

1. It appears that you do not meet the eligibility requirement set forth in General
       Instruction I.A.3(b) of Form S-3. In this regard, we note that the Form 8-K filed on
       October 15, 2024 does not appear to have been timely filed, given that it relates to a reportable event that occurred on October 7, 2024. We also note that the Form 8-K filed on February 12, 2025 does not appear to have been timely filed, given that it relates to a reportable event that occurred on February 5, 2025. Please explain why you believe you are eligible to use Form S-3 to register this offering or amend your registration statement to file on an appropriate form.
 September 8, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Rucha Pandit at 202-551-6022 or Taylor Beech at 202-551-4515 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Andy Tataryn